Partners (admitted in Hong Kong)

Pierre-Luc Arsenault[3]

Christopher Braunack[6]

Henry M.C. Cheng[6]

Michel Debolt[3]

Justin M. Dolling[6]

David Patrick Eich[1,5,6]

Liu Gan[2]

Wing Lau[6]

Douglas S. Murning[6]

Nicholas A. Norris[6]

John A. Otoshi[3]

Jamii Quoc[8]

Jesse D. Sheley[1]

Steven Tran[6,7]

Dominic W.L. Tsun[3,6]

Li Chien Wong

Ashley Young (non-resident)[6]

David Yun[6,7]

Registered Foreign Lawyers

Benjamin W. James[4]

Benjamin Su3

Qiuning Sun[3]

Shichun Tang[3]

David Zhang[3]

26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile:: +852 3761 3301 www.kirkland.com	David T. Zhang To Call Writer Directly: +852 3761 3318 david.zhang@kirkland.com

July 11, 2014

VIA EDGAR

Mr. Daniel F. Duchovny, Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	iSoftStone Holdings Limited

Amendment No. 1 to Schedule 13E-3

Filed on June 20, 2014 by iSoftStone Holdings Limited et. al.

File No. 005-85929

Dear Mr. Duchovny:

On behalf of iSoftStone Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of July 7, 2014 with respect to Amendment No. 1 to Schedule 13E-3, File No. 005-85929 (the “Amendment No. 1”) filed on June 20, 2014 by the Company and the other filing persons named therein.

1.	Admitted in the State of Illinois (U.S.A.)
2.	Admitted in the Commonwealth of Massachusetts (U.S.A.)
3.	Admitted in the State of New York (U.S.A.)
4.	Admitted in the State of Texas (U.S.A.)
5.	Admitted in the State of Wisconsin (U.S.A.)
6.	Admitted in England and Wales
7.	Admitted in New South Wales (Australia)
8.	Admitted in Victoria (Australia)

Beijing  Chicago  Houston  London  Los Angeles  Munich  New York   Palo Alto  San Francisco  Shanghai  Washington, D.C.

July 11, 2014

For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to Schedule 13E-3 (the “Amendment No. 2”) or the second revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Second Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment No. 2 and the Second Revised Proxy Statement indicating changes against the Schedule 13E-3 and the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided to the Staff via email.

We represent the independent committee of the board of directors of the Company (the “Independent Committee”). To the extent any response relates to information concerning New Tekventure Limited, New iSoftStone Holdings Limited, New iSoftStone Acquisition Limited, Tekventure Limited, Tianwen Liu, Xiaosong Zhang, Yong Feng, Junhe Che, Ying Huang, Qiang Peng, Xiaohui Zhu, Yen-wen Kang, Li Wang, Li Huang, Miao Du, Yan Zhou, New Tekventure Management Limited, BENO Group Limited, Jiadong Qu, Jinyuan Development (Hong Kong) Company Limited, Wuxi Jinyuan Industry Investment & Development Co. Ltd., Benson Tam, CSOF SoftTech Limited, Accurate Global Limited, Advance Orient Limited, CSOF Technology Investments Limited, China Special Opportunities Fund III, LP, CSOF III GP Limited, Windsor Venture Limited, China Everbright Limited, China Special Opportunities Fund, L.P., China Everbright GP Limited, China Everbright Investment Management Limited, or Forebright Partners Limited, such response is included in this letter based on information provided to the Independent Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment No. 2, which has been amended in response to the Staff’s comments.

Schedule 13E-3

Exhibit 99.(A)(1)

Questions and Answers about the Extraordinary General Meeting and the Merger, page 17

1.	We reissue prior comment 4. We note that this section contains substantial disclosure about the special meeting and that this section, together with the Summary Term Sheet, extends for 23 pages. Refer to Item 1001 of Regulation M-A for guidance.

In response to the Staff’s comment, we have revised the sections of the Second Revised Proxy Statement entitled Summary Term Sheet, beginning on page 1, and Questions and Answers about the Extraordinary General Meeting and the Merger, beginning on page 13, to eliminate duplicative information.

July 11, 2014

Special Factors

Background of the Merger, page 28

2.	We note the revisions made in response to prior comment 7. In those revisions, you have replaced the reference to discussions taking place between “late April [2013] and early June” with a reference to June 3, 2013. With a view toward revised disclosure, tell us whether any discussions were held between late April 2013 and June 3, 2013.

In response to the Staff’s comment, we have revised the Second Revised Proxy Statement. Please refer to page 18 of the Second Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Independent Committee and our Board of Directors, page 36

3.	We note your response to prior comment 5. Revise to quantify the “expense … needed for the maintenance of a U.S. public company.” Also, revise to explain in your disclosure how the company was, apparently, unaware of the factors cited in your disclosure in December 2010, when the company entered the U.S. public equity markets.

In response to the Staff’s comment, we have revised the disclosure on page 32 of the Second Revised Proxy Statement to quantify the Company’s estimated costs of complying with United States federal securities laws for the years ended December 31, 2012 and December 31, 2013 and clarified that the factors cited were being considered and evaluated at this time as required by Item 1013(c) of Regulation M-A.

4.	We reissue prior comment 17. We note that Goldman Sachs, as your financial advisor, is not required to make disclosures required by Item 1014 of Regulation M-A, while the independent committee and the board of directors are so required. To the extent that neither considered the results of the Acquisition Premium Analysis individually, please disclose so and explain the reason for such decision.

In response to the Staff’s comment, we have revised the disclosure on pages 31 to 32 of the Second Revised Proxy Statement.

Certain Financial Projections, page 40

5.	Please provide us supplementally any portion of the financial projections, referenced in your response to prior comment 21, that were not included in your revised disclosure.

In response to the Staff’s comment, we are providing to the Staff under separate cover on a supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, the financial forecasts that the Staff has requested. In accordance with such Rule, the Company hereby requests that these materials be returned promptly following completion of the Staff’s review thereof. In addition, the Company is also requesting confidential treatment, pursuant to 17 C.F.R. §200.83, of the information provided.

July 11, 2014

Opinion of the Independent Committee’s Financial Advisor, page 48

6.	We note your response to prior comment 23. Although the preamble to the opinion excludes the Parent, Rollover Shareholders and their affiliates, the final paragraph of the opinion letter which delivers the opinion of Goldman Sachs does not exclude any specific shareholders and instead addressed fairness to all holders of the Shares. Please reconcile.

We respectfully advise the Staff that the final paragraph of the opinion letter begins with the language “Based upon and subject to the foregoing…”, which has the effect of qualifying that paragraph with all conditions and limitations set forth earlier in the opinion, including the exclusion of Parent, the Rollover Shareholders and their affiliates in the first paragraph. We therefore believe that the last paragraph of the opinion is consistent with the first paragraph and the rest of the opinion.

Illustrative Discounted Cash Flow Analysis, page 53

7.	We reissue the portion of prior comment 25 in which we asked that you disclose the illustrative terminal values for the company at the end of 2018.

We respectfully advise the Staff that the illustrative terminal values for the Company were not separately presented by Goldman Sachs to the Independent Committee or included in the written materials filed as Exhibit (c)-(2) to the Amendment No. 1. However, Goldman Sachs did present and include in the written materials the estimated amount of the Company’s unlevered free cash flow for the terminal year. We have revised the disclosure on page 47 of the Second Revised Proxy Statement to include this number.

General, page 55

8.	We reissue prior comment 30. It remains unclear why you believe that Item 1015(b)(4) of Regulation M-A (which addresses the outside party, i.e., Goldman Sachs and not just its investment banking operation, and its affiliates) is inapplicable.

In response to the Staff’s comments, we have expanded the disclosure on page 50 of the Second Revised Proxy Statement to cover fees received by Goldman Sachs, not just its Investment Banking Division, during the relevant 2-year period.

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, New Tekventure Limited, New iSoftStone Holdings Limited, New iSoftStone Acquisition Limited, Tekventure Limited, Tianwen Liu, Xiaosong Zhang, Yong Feng, Junhe Che, Ying Huang, Qiang Peng, Xiaohui Zhu, Yen-wen Kang, Li Wang, Li Huang, Miao Du, Yan Zhou, New Tekventure Management Limited, BENO Group Limited, Jiadong Qu, Jinyuan Development (Hong Kong) Company Limited, Wuxi Jinyuan Industry Investment & Development Co. Ltd., Benson Tam, CSOF SoftTech Limited, Accurate Global Limited, Advance Orient Limited, CSOF Technology Investments Limited, China Special Opportunities Fund III, LP, CSOF III GP Limited, Windsor Venture Limited, China Everbright Limited, China Special Opportunities Fund, L.P., China Everbright GP Limited, China Everbright Investment Management Limited and Forebright Partners Limited.

July 11, 2014

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318, Jesse Sheley at (852) 3761-3344, Stephanie Tang at (852) 3761-3356 or Jason Frank at (852) 3761-3490.

Sincerely,

/s/ David T. Zhang
David T. Zhang of Kirkland & Ellis

cc:	Cheng Zhang - iSoftStone Holdings Limited Ling Huang - Cleary Gottlieb Steen & Hamilton LLP Kurt Berney - O’Melveny & Myers LLP

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 7, 2014 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005-85929 (the “Amendment No. 1”), filed on June 20, 2014 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 2 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

iSoftStone Holdings Limited

By:	/s/ Tom Manning
Name:	Tom Manning
Title:	Independent Committee Chairman

New Tekventure Limited

By:	/s/ Tianwen Liu
Name:	Tianwen Liu
Title:	Director

New iSoftStone Holdings Limited

By:	/s/ Tianwen Liu
Name:	Tianwen Liu
Title:	Director

New iSoftStone Acquisition Limited

By:	/s/ Tianwen Liu
Name:	Tianwen Liu
Title:	Director

Tekventure Limited

By:	/s/ Tianwen Liu
Name:	Tianwen Liu
Title:	Director

Tianwen Liu

/s/ Tianwen Liu

Xiaosong Zhang

/s/ Tianwen Liu
Attorney-in-fact

Yong Feng

/s/ Tianwen Liu
Attorney-in-fact

Junhe Che

/s/ Tianwen Liu
Attorney-in-fact

Ying Huang

/s/ Tianwen Liu
Attorney-in-fact

Qiang Peng

/s/ Tianwen Liu
Attorney-in-fact

Xiaohui Zhu

/s/ Tianwen Liu
Attorney-in-fact

Yen-wen Kang

/s/ Tianwen Liu
Attorney-in-fact

Li Wang

/s/ Tianwen Liu
Attorney-in-fact

Li Huang

/s/ Tianwen Liu
Attorney-in-fact

Miao Du

/s/ Tianwen Liu
Attorney-in-fact

Yan Zhou

/s/ Tianwen Liu
Attorney-in-fact

New Tekventure Management Limited

By:	/s/ Tianwen Liu
Name:	Tianwen Liu
Title:	Director

BENO Group Limited

By:	/s/ Tianwen Liu
Name:	Tianwen Liu
Title:	Attorney-in-fact

Jiadong Qu

/s/ Tianwen Liu
Attorney-in-fact

Jinyuan Development (Hong Kong) Company Limited

By:	/s/ Tianwen Liu
Name:	Tianwen Liu
Title:	Attorney-in-fact

Wuxi Jinyuan Industry Investment & Development Co. Ltd.

By:	/s/ Tianwen Liu
Name:	Tianwen Liu
Title:	Attorney-in-fact

Benson Tam

/s/ Tianwen Liu
Attorney-in-fact

CSOF SoftTech Limited

By:	/s/ Tang Chi Chun
Name:	Tang Chi Chun
Title:	Authorized Signatory

Accurate Global Limited

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Authorized Signatory

Advance Orient Limited

By:	/s/ Tang Chi Chun
Name:	Tang Chi Chun
Title:	Authorized Signatory

CSOF Technology Investments Limited

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Authorized Signatory

China Special Opportunities Fund III, LP By CSOF III GP Limited, its general partner

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Authorized Signatory

CSOF III GP Limited

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Authorized Signatory

Windsor Venture Limited

By:	/s/ Tang Chi Chun
Name:	Tang Chi Chun
Title:	Authorized Signatory

China Everbright Limited

By:	/s/ Tang Chi Chun
Name:	Tang Chi Chun
Title:	Authorized Signatory

China Special Opportunities Fund, L.P. By China Everbright GP Limited, its general partner

By:	/s/ Tang Chi Chun
Name:	Tang Chi Chun
Title:	Authorized Signatory

China Everbright GP Limited

By:	/s/ Tang Chi Chun
Name:	Tang Chi Chun
Title:	Authorized Signatory

China Everbright Investment Management Limited

By:	/s/ Tang Chi Chun
Name:	Tang Chi Chun
Title:	Authorized Signatory

Forebright Partners Limited

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Authorized Signatory